SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IRIDEX CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

462684101

(CUSIP Number of Class of Securities’ Underlying Common Stock)

James Mackaness

Chief Financial Officer

IRIDEX Corporation

1212 Terra Bella Avenue

Mountain View, CA 94043

(650) 940-4700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Segre, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$367,474	$20.51

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 663,018 shares of common stock of IRIDEX Corporation having an aggregate value of $367,474 as of July 29, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20.51
Form or Registration No.:	Schedule TO-I
Filing party:	IRIDEX Corporation
Date filed:	July 30, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 30, 2009 (the “Schedule TO”), by IRIDEX Corporation, a Delaware corporation (“IRIDEX” or the “Company”), in connection with the Company’s offer to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2008 Equity Incentive Plan, the Company’s 1998 Stock Plan or in connection with the Company’s acquisition of the assets of the aesthetics business of Laserscope.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences: “The offer expired on August 27, 2009 at 5:00 p.m. Pacific Time. We have accepted for cancellation options to purchase 369,162 shares of the Company’s common stock, which were cancelled as of August 27, 2009. We have issued new options (the “new options”) to purchase up to 200,442 shares of the Company’s common stock in exchange for the options surrendered in the Offer to Exchange. The exercise price for the new options is $2.35 which was the closing sale price of our common stock as reported on the NASDAQ Global Market on August 27, 2009, the grant date of the new options.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

IRIDEX CORPORATION

/s/ Theodore A. Boutacoff
Theodore A. Boutacoff
President and Chief Executive Officer

Date: September 10, 2009